UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

UBS Switzerland AG standalone financial

information for the six months ended

30 June 2024, which appears immediately following this page.

UBS Switzerland AG

Standalone interim financial information

for the six months ended
30 June 2024

Table of contents
UBS Switzerland AG standalone
interim financial information
1
Income statement
2
Balance sheet
3
Joint and several liability
3
Statement of changes in equity
Notes to the UBS Switzerland AG standalone interim
financial information
4
Basis of accounting
4
Events after the reporting period
Appendix
5
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714
ubs-media-relations@ubs.com
New York +1-212-882

5858
mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone

UBS Switzerland AG standalone interim financial information
Income statement
Year-to-date
CHF m 30.6.24 30.6.23
Interest and discount income

3,710

3,137
Interest and dividend income from trading portfolio

0

3
Interest and dividend income from financial investments

229

115
Interest expense

(1,945)

(971)
Gross interest income

1,995

2,284
Credit loss (expense) / release

(40)

(14)
Net interest income

1,954

2,270
Fee and commission income from securities and investment business

1,901

1,789
Credit-related fees and commissions

101

116
Other fee and commission income

436

426
Fee and commission expense

(238)

(212)
Net fee and commission income

2,200

2,119
Net trading income

564

479
Net income from disposal of financial investments

0

5
Dividend income from investments in subsidiaries and other

participations

13

15
Sundry ordinary income

140

100
Sundry ordinary expenses

(37)

(27)
Other income from ordinary activities

116

93
Total operating income

4,834

4,960
Personnel expenses

1,067

1,016
General and administrative expenses

2,148

1,633
Subtotal operating expenses

3,216

2,649
Depreciation and impairment of property, equipment and software

117

108
Changes in provisions for litigation, regulatory and similar matters, and other provisions

(5)

15
Total operating expenses

3,327

2,772
Operating profit

1,507

2,188
Tax expense / (benefit)

260

404
Net profit / (loss) for the period

1,247

1,784

UBS Switzerland AG standalone

Balance sheet

CHF m 30.6.24 31.12.23
Assets
Cash and balances at central banks

72,135

73,264
Due from banks

3,940

2,905
Receivables from securities financing transactions

131

53
Due from customers

53,253

50,543
Mortgage loans

168,383

168,682
Trading portfolio assets

1,543

1,507
Derivative financial instruments

1,657

1,666
Financial investments

16,515

13,553
Accrued income and prepaid expenses

634

565
Investments in subsidiaries and other participations

107

107
Property, equipment and software

997

992
Other assets

652

392
Total assets

319,947

314,231
of which: subordinated assets

1

1
Liabilities
Due to banks

35,058

37,136
of which: total loss-absorbing capacity eligible

16,238

16,176
Payables from securities financing transactions

2,780

283
Due to customers

250,263

246,756
Trading portfolio liabilities

197

209
Derivative financial instruments

991

1,537
Bonds issued and loans from central mortgage institutions

13,140

9,183
Accrued expenses and deferred income

1,389

1,338
Other liabilities

1,955

1,688
Provisions

185

175
Total liabilities

305,958

298,305
Equity
Share capital

10

10
Statutory capital reserve

11,354

11,354
of which: capital contribution reserve

11,354

11,354
Voluntary earnings reserve

1,378

1,430
Net profit / (loss) for the period

1,247

3,133
Total equity

13,989

15,926
Total liabilities and equity

319,947

314,231
of which: subordinated liabilities

16,272

16,212
of which: subject to mandatory conversion and / or debt waiver

16,272

16,212

UBS Switzerland AG standalone

Balance sheet (continued)
CHF m 30.6.24 31.12.23
Off-balance sheet items
Contingent liabilities, gross

8,175

7,967
Sub-participations

(757)

(686)
Contingent liabilities, net

7,418

7,281
of which: guarantees to third parties related to subsidiaries

18

17
of which: credit guarantees and similar instruments

3,180

2,957
of which: performance guarantees and similar instruments

2,409

2,308
of which: documentary credits

1,810

1,999
Irrevocable commitments, gross

15,808

15,658
Sub-participations

(20)

(7)
Irrevocable commitments, net

15,789

15,651
of which: loan commitments

14,596

14,458
of which: payment commitment related to deposit insurance

1,193

1,193
Forward starting transactions
1

500

0
of which: repurchase agreements

500

0
Liabilities for calls on shares and other equity instruments

55

55
1 Cash to be paid in the future by either UBS or the counterparty.
Joint and several liability

In June 2015, the Personal & Corporate

Banking and Wealth Management

businesses booked in Switzerland

were
transferred from UBS

AG to

UBS Switzerland AG through

an asset

transfer in accordance

with the

Swiss Merger
Act.

As of 30 June 2024,

the joint liability of

UBS Switzerland AG for contractual obligations of

UBS AG amounted to
CHF 3bn, compared

with CHF 3bn

as of

31 December 2023.

As of

30 June 2024,

the probability

of an

outflow
under this joint and

several liability was assessed to

be remote, and

as a result the

balance sheet and off-balance
sheet information does not include any exposure

arising under this joint and several liability.
Statement of changes in equity
CHF m Share capital
Statutory
capital reserve
Voluntary
earnings reserve
Net profit /
(loss) for the
period Total equity
Balance as of 1 January 2024

10

11,354

1,430

3,133

15,926
Dividend distribution

(51)

(3,133)

(3,184)
Net profit / (loss) for the period

1,247

1,247
Balance as of 30 June 2024

10

11,354

1,378

1,247

13,989

UBS Switzerland AG standalone

Notes to the UBS Switzerland AG standalone interim financial information
Basis of accounting
The

UBS Switzerland

AG

standalone

interim

financial

statements

are

prepared

in

accordance

with

the

interim
reporting requirements of Swiss GAAP

(the FINMA Accounting Ordinance, FINMA Circular

2020/1 ”Accounting –
banks” and the Banking Ordinance).

The

accounting policies

are principally

the same

as for

the consolidated

financial statements

of UBS

Group AG
outlined in Note

1 to the

consolidated financial statements of UBS

Group AG included

in the UBS

Group Annual
Report 2023,

available under

“Annual reporting”

at
ubs.com/investors
. Major

differences between

Swiss GAAP
requirements and IFRS Accounting Standards are described in Note 35 to the consolidated financial statements of
UBS Group AG. Further information about the accounting policies applied for the standalone financial statements of

UBS Switzerland AG

is

provided

in

Note

2

to

the

UBS Switzerland AG

standalone

financial

statements as

of
31 December 2023, available under “Holding

company and significant regulated subsidiaries and

sub-groups” at
ubs.com/investors
.
In preparing the interim financial information for UBS Switzerland AG, the same accounting policies and methods of computation have

been applied as

in the UBS Switzerland

AG standalone financial

statements as of

and for year
ended 31 December 2023.

The interim financial

information is unaudited

and should be

read in conjunction

with the audited

2023 standalone
financial

statements

of

UBS Switzerland

AG,

available

under

“Holding

company

and

significant

regulated
subsidiaries and sub-groups” at
ubs.com/investors
.
Events after the reporting period
The Board of Directors of UBS Group AG has approved the execution of the merger between UBS Switzerland

AG
and Credit Suisse (Schweiz)

AG. Following approvals

from their respective

boards, both entities

have entered into

a
merger

agreement

dated

9

February 2024

as

amended

and

restated

on

25

June

2024.

The

merger

between
UBS Switzerland AG and Credit

Suisse (Schweiz) AG

became legally effective by

virtue of its

registration with the
commercial register in Switzerland on

1 July 2024. In

accordance with the Swiss

Merger Act, and for

the tax and
inter

partes

relationship

only,

UBS

Switzerland

AG

and

Credit

Suisse

(Schweiz)

AG

stipulated

in

the

merger
agreement

a

retroactive

effect

of

the

merger

as

of

1

April

2024.

Assets

and

liabilities

of

CHF 220,174m

and
CHF 208,991m,

respectively,

have been taken over as of

1 April 2024. Interim financial information as of

30 June
2024 is still reported separately for UBS Switzerland

AG and Credit Suisse (Schweiz) AG.
As

part

of

the

ongoing

restructuring

and

integration

of

the

Credit

Suisse

legal

entities

into

the

UBS

structure,
following the

legal merger

of Credit

Suisse (Schweiz)

AG with

UBS Switzerland

AG on

1 July

2024, the

participations
in Credit

Suisse Asset

Management (Schweiz) AG

and Credit

Suisse Fund

Management (Luxembourg) SA, which
were

previously

indirectly

held

by

Credit

Suisse

(Schweiz)

AG

via

its

49%

shareholding

in

Credit

Suisse

Asset
Management & Investor

Services (Schweiz)

Holding AG, were

transferred to UBS

Asset Management

AG on 19

July
2024. The transaction was carried out at book

value.

UBS Switzerland AG standalone

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Group Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

UBS AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

Date:

August 14, 2024